FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tezspire nasal polyps trial met primary endpoints

08 November 2024

Tezspire met both co-primary endpoints in the Phase III WAYPOINT trial in patients with chronic rhinosinusitis with nasal polyps

Tezspire demonstrated a statistically significant and clinically meaningful reduction in nasal polyp size and reduced nasal congestion compared to placebo

Positive high-level results from the Phase III WAYPOINT trial in patients with chronic rhinosinusitis with nasal polyps (CRSwNP [nasal polyps]) showed that AstraZeneca and Amgen's Tezspire (tezepelumab) demonstrated a statistically significant and clinically meaningful reduction in the size of nasal polyps and reduced nasal congestion compared to placebo.

WAYPOINT is a randomised, double-blind trial that evaluated the efficacy and safety of Tezspire administered subcutaneously compared to placebo in adults with severe CRSwNP. Participants in the trial were symptomatic despite treatment with standard of care (intranasal corticosteroids [INCS]).1

Dr. Joseph Han, Vice Chair of Rhinology & Endoscopic Sinus and Skull Base Surgery, and Allergy, Otolaryngology-Head and Neck Surgery, Eastern Virginia Medical School, US, and co-primary investigator in the trial, said, "Chronic rhinosinusitis with nasal polyps negatively impact patients' daily lives with obstructions leading to disturbances in smell, taste and sleep as well as pain and fatigue. The impressive data from the WAYPOINT trial demonstrate tezepelumab's potential as a new treatment for patients whose lives are disrupted by this debilitating disease."

Dr. Brian Lipworth, Professor of Allergy and Pulmonology, Scottish Centre for Respiratory Research, and Tayside Rhinology Ear, Nose and Throat Clinic, Ninewells Hospital University of Dundee in Scotland, UK, and co-primary investigator in the trial, said, "Patients diagnosed with nasal polyps continue to experience significant burden including repeat surgeries and frequent treatment with high doses of oral corticosteroids, which are associated with serious systemic side effects. The tezepelumab data are clinically meaningful and offer patients with nasal polyps hope for a potential new treatment option that may reduce the burden on patients and healthcare systems."

Sharon Barr, Executive Vice President, BioPharmaceuticals R&D said: "We are excited by the positive results from the Phase III WAYPOINT trial, which show that patients with nasal polyps strongly benefitted from treatment with tezepelumab. These results reinforce that tezepelumab's first-in-class mode of action, targeting TSLP at the top of the inflammatory cascade, effectively addresses the multiple drivers of epithelial-driven inflammatory diseases."

The safety profile and tolerability of Tezspire in this trial were consistent with the known profile of the medicine.

Full results will be shared with regulatory authorities and the scientific community at an upcoming medical meeting.

Tezspire is currently approved for the treatment of severe asthma in the US, EU, Japan, and nearly 60 countries across the globe.2-5 It is approved as a single-use pre-filled syringe and auto-injector for self-administration in the US and EU.2,3

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Notes:

Chronic Rhinosinusitis with Nasal Polyps (CRSwNP (nasal polyps))
CRSwNP is a complex inflammatory disorder, characterised by persistent inflammation of the nasal mucosa accompanied by benign growths, called nasal polyps.6,7 Nasal polyps can block nasal passages and lead to breathing problems, difficulty in sense of smell, nasal discharge, facial pain, sleep disturbance and other adverse effects on quality of life.8-10

Epithelial dysfunction and inflammation are important characteristics of chronic rhinosinusitis and impede the ability of the epithelium to act as a physical and immunological barrier against the external environment.11 Thymic stromal lymphopoietin (TSLP) is an epithelial cytokine that has been implicated in shared pathophysiological processes underlying severe asthma and CRSwNP.10,12

Current treatments for CRSwNP include intranasal and/or systemic corticosteroids, surgery and biologics.8,13-16

Phase III WAYPOINT trial
WAYPOINT is a double-blind, multi-centre, randomised, placebo-controlled, parallel group trial designed to evaluate the efficacy and safety of tezepelumab in adults with severe CRSwNP.1 Participants received tezepelumab or placebo, administered via subcutaneous injection. The trial also included a post-treatment follow-up period of 12-24 weeks for participants who completed the 52-week treatment period.1

The co-primary endpoints of the trial, were change from baseline in total nasal polyp size, measured by the endoscopic total Nasal Polyp Score, and change from baseline in bi-weekly mean nasal congestion, measured by the participant reported Nasal Congestion Score evaluated as part of the daily Nasal Polyposis Symptom Diary.1 Key secondary endpoints included loss of smell; improvement in disease specific health-related quality of life as measured by SinoNasal Outcome Test (SNOT-22) score; Lund-Mackay score; time to surgery decision and/or systemic corticosteroids for nasal polyposis; time to nasal polyposis surgery decision; time to systemic corticosteroids for nasal polyposis; Nasal Polyposis Symptom Diary total symptom score and, in the population with co-morbid asthma, pre-bronchodilator FEV1 at Week 52.

Tezepelumab
Tezepelumab is being developed by AstraZeneca in collaboration with Amgen as a first-in-class human monoclonal antibody that inhibits the action of TSLP, a key epithelial cytokine that sits at the top of multiple inflammatory cascades and is critical in the initiation and persistence of allergic, eosinophilic, and other types of endothelial inflammation associated with severe asthma and other inflammatory diseases.17,18

TSLP is released in response to multiple triggers (including allergens, viruses and other airborne particles) associated with asthma, CRSwNP, chronic obstructive pulmonary disease (COPD), eosinophilic esophagitis (EoE) and other diseases.18,19 Expression of TSLP is increased in these patients and has been correlated with disease severity.10,17 Blocking TSLP may prevent the release of pro-inflammatory cytokines by immune cells, resulting in the prevention of exacerbations and improved disease control.17,18,20 Tezepelumab acts at the top of the inflammatory cascade and research indicates that targeting TSLP released by the airway epithelium may be a potential approach to treating diseases of the lower airways in the future.17,21,22

Tezspire is approved in the US, the EU and nearly 60 countries for the add-on maintenance treatment of adult and paediatric patients aged 12 years and older with severe asthma.2-5

Beyond CRSwNP, tezepelumab is also in development for other potential indications including COPD and EoE.23,24 In October 2021, tezepelumab was granted Orphan Drug Designation by the U.S. Food and Drug Administration (FDA) for the treatment of EoE. In July 2024, the U.S. FDA granted a Breakthrough Therapy Designation for tezepelumab for the add-on maintenance treatment of patients with moderate to very severe COPD characterised by an eosinophilic phenotype.

Amgen collaboration
In 2020, Amgen and AstraZeneca updated a 2012 collaboration agreement for Tezspire. Both companies will continue to share costs and profits equally after payment by AstraZeneca of a mid single-digit inventor royalty to Amgen. AstraZeneca continues to lead development and Amgen continues to lead manufacturing. All aspects of the collaboration are under the oversight of joint governing bodies. Under the amended agreement, Amgen and AstraZeneca will jointly commercialise Tezspire in North America. Amgen will record product sales in the US, with AZ recording its share of US profits as Collaboration Revenue. Outside of the US, AstraZeneca will record product sales, with Amgen recording profit share as Other/Collaboration revenue.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology, part of AstraZeneca BioPharmaceuticals is a key disease area and growth driver to the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage and a growing portfolio of medicines in immune-mediated diseases. The Company is committed to addressing the vast unmet needs of these chronic, often debilitating, diseases with a pipeline and portfolio of inhaled medicines, biologics and new modalities aimed at previously unreachable biologic targets. Our ambition is to deliver life-changing medicines that help eliminate COPD as a leading cause of death, eliminate asthma attacks and achieve clinical remission in immune-mediated diseases.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References

1.
Clinicaltrials.gov. Efficacy and Safety of Tezepelumab in Participants With Severe Chronic Rhinosinusitis With Nasal Polyposis (WAYPOINT). Available at: https://clinicaltrials.gov/ct2/show/NCT04851964. [Last accessed: November 2024].
2.
Tezspire (tezepelumab) US prescribing information. Available at: https:// www.accessdata.fda.gov/drugsatfda_docs/label/2023/761224s003lbl.pdf. [Last accessed: November 2024].
3.
Tezspire (tezepelumab) Summary of Product Characteristics. Available at: https://www.ema.europa.eu/en/documents/product-information/tezspire-epar-product-information_en.pdf. [Last accessed: November 2024].
4.
AstraZeneca plc. Tezspire approved in Japan for the treatment of severe asthma. Available at: https://www.astrazeneca.com/media-centre/press-releases/2022/tezspire-approved-in-japan-for-severe-asthma.html  [Last accessed: November 2024].
5.
Data on File. AstraZeneca. 2024. REF-251231.
6.
Bachert C, et al. Phenotypes and Emerging Endotypes of Chronic Rhinosinusitis. J Allergy Clin Immunol Pract. 2016; 4 (4): 621-628.
7.
Del Toro E, Portela J. Nasal Polyps. [Updated 2023 Jul 31]. In: StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2024 Jan-. Available from: https://www.ncbi.nlm.nih.gov/books/NBK560746/ [Last accessed: November 2024].
8.
Stevens WW, et al. Chronic Rhinosinusitis with Nasal Polyps. J Allergy Clin Immunol Pract. 2016; 4 (4): 565-572.
9.
Abdalla S, et al. Prevalence of sinonasal outcome test (SNOT-22) symptoms in patients undergoing surgery for chronic rhinosinusitis in the England and Wales National prospective audit. Clin Otolaryngol. 2012; 37 (4): 276-282.
10.
Laidlaw TM, et al. Chronic Rhinosinusitis with nasal polyps and asthma.  J Allergy Clin Immunol Pract 2021;9:1133-1141.
11.
Wynne M, et al. Contribution of epithelial cell dysfunction to the pathogenesis of chronic rhinosinusitis with nasal polyps. Am J Rhinol Allergy. 2019;33:782-790.
12.
Liao B, et al. Interaction of thymic stromal lymphopoietin, IL-33, and their receptors in epithelial cells in eosinophilic chronic rhinosinusitis with nasal polyps. Allergy. 2015;70:1169-1180.
13.
Xolair (omalizumab) Summary of Product Characteristics; Available at: https://www.ema.europa.eu/en/documents/product-information/xolair-epar-product-information_en.pdf [Last accessed November 2024].
14.
Xolair (omalizumab) US prescribing information; Available at: https://www.gene.com/download/pdf/xolair_prescribing.pdf [Last accessed: November 2024].
15.
Nucala (mepolizumab) US prescribing information; Available at: https:// www.accessdata.fda.gov/drugsatfda_docs/label/2021/761122s006,125526s018lbl.pdf. [Last accessed November 2024].
16.
Dupixent (dupilumab) US prescribing information; Available at: https://www.regeneron.com/downloads/dupixent_fpi.pdf. [Last accessed: November 2024].
17.
Corren J, et al. Tezepelumab in adults with uncontrolled asthma .. N Engl J Med. 2017;377:936-946.
18.
Varricchi G, et al. Thymic Stromal Lymphopoietin Isoforms, Inflammatory Disorders, and Cancer. Front Immunol. 2018;9:1595.
19.
Zhang M, et al. Hypoxia induces the production of epithelial-derived cytokines in eosinophilic chronic rhinosinusitis with nasal polyps. Int Immunopharmacol 2023;121:110559
20.
Li Y, et al. Elevated Expression of IL-33 and TSLP in the Airways of Human Asthmatics In Vivo: A Potential Biomarker of Severe Refractory Disease. J Immunol. 2018;200: 2253-2262.
21.
Menzies-Gow A, et al. Tezepelumab in Adults and Adolescents with Severe, Uncontrolled Asthma. N Engl J Med. 2021;384:1800-1809.
22.
Laidlaw TM et al. Tezepelumab Efficacy in Patients with Severe, Uncontrolled Asthma with Comorbid Nasal Polyps in NAVIGATOR. J Asthma Allergy. 2023 Sep 4:16:915-932.
23.
Clinicaltrials.gov. Tezepelumab COPD Exacerbation Study (COURSE) [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT04039113. [Last accessed: November 2024].
24.
Clinicaltrials.gov. Efficacy and Safety of Tezepelumab in Patients with Eosinophilic Esophagitis (CROSSING). Available at: https://clinicaltrials.gov/study/NCT05583227?rank=1. [Last accessed: November 2024].

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 08 November 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary